Exhibit 99.1

GDF SUEZ begins construction of 800 MW biomass and coal power station in the Netherlands

GDF SUEZ, through its subsidiary Electrabel, has begun construction of an 800 MW combined biomass/coal fired power station in Rotterdam. The project represents a total investment of €1.2 billion, giving a significant boost to regional employment and economic development over the next few years. It forms part of a wider investment programme that will see GDF SUEZ spending € 30 billion over the period 2008-2010.

The decision will contribute to the security of electricity supply in western Europe. It is also in line with the strict Electrabel and GDF SUEZ guidelines for environmental performance and the fight against global warming.

•

The state-of-the-art power station will have an energy efficiency of around 46%. This compares with the 36% of the previous generation power stations that it will replace in time. The higher efficiency means that more electricity will be produced with less fossil fuel, thus reducing CO2 emissions by about 25%.

•	The power station can burn half coal and half biomass, thus achieving a further significant reduction in our CO2 print.

•

In addition to these advantages in terms of CO2 emissions, the Maasvlakte site was chosen for the possibilities that it offers for carbon capture and storage (CCS). In this way the power station anticipates technological developments that are expected in the near future. Electrabel and GDF SUEZ are actively carrying out research in this field: the Group is currently working on a project for collaboration in an industrial-scale CCS project as part of the European Economic Recovery Plan. Beside this, Electrabel is working on a project aimed at developing and operating a CCS pilot plant, due to enter service in 2010 in the Gelderland power station near Nijmegen.

This investment confirms the ambition of GDF SUEZ to remain a leading player in the North-West European market made up of the Benelux, Germany and France. Now that the inter-grid connection capacity between these countries has been upgraded and the French, Belgian and Dutch power exchanges have been unified, power can be shunted and traded around to such an extent that these countries can be considered as a single, integrated market. The Maasvlakte site in Rotterdam offers huge advantages in terms of logistics, for supplies of coal and biomass, cooling water and connections to the high-voltage grid. Construction of the power station is scheduled for completion in 2013.

In the Netherlands, GDF SUEZ realized a sales turnover of near 5 billion EUR in 2008, employing more than 11,000 people through its various subsidiaries. The Group already has a strong presence in the country especially through E&P (number one foreign player), electricity generation (first private power producer) and the energy services (Cofely is actually building the energy supply system for the Amsterdam’s new district ‘Overhoeks’).

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA AU CAPITAL 2,259,041,838 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

GDF SUEZ Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

Contact Presse Electrabel: Anne-Sophie Hugé (fr) Tèl: +32 2 518 60 20 E-Mail: anne-sophie.huge@electrabel.com Sarah De Bruyn (nl) Tèl: +32 2 519 27 69 E-Mail: sarah.debruyn@electrabel.com